UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

ON24, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68339B104

(CUSIP Number)

Zac Rosenberg

Chief Compliance Officer

Indaba Capital Management, L.P.

One Letterman Drive, Building D, Suite DM 700

San Francisco, CA 94129

(415) 680-1030

with copies to:

Elizabeth Gonzalez-Sussman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68339B104

1	NAME OF REPORTING PERSON

Indaba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,240,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,240,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,240,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% (1)
14	TYPE OF REPORTING PERSON

IA, PN

(1)	Based on 48,047,496 shares of common stock of ON24, Inc. (the “Issuer”) outstanding as of November 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2022.
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CUSIP No. 68339B104

1	NAME OF REPORTING PERSON

IC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,240,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,240,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,240,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% (1)
14	TYPE OF REPORTING PERSON

OO, HC

(1)	Based on 48,047,496 shares of common stock of the Issuer outstanding as of November 4, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022.
3

CUSIP No. 68339B104

1	NAME OF REPORTING PERSON

Derek C. Schrier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,240,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,240,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,240,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% (1)
14	TYPE OF REPORTING PERSON

IN, HC

(1)	Based on 48,047,496 shares of common stock of the Issuer outstanding as of November 4, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022.
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CUSIP No. 68339B104

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Indaba Capital Management, L.P. (the “Investment Manager”), IC GP, LLC (“IC GP”) and Derek C. Schrier (collectively, “Indaba” or the “Reporting Persons”) on December 20, 2022. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On March 11, 2023, Indaba entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer appointed Ronald P. Mitchell as a Class I director of the Issuer with a term expiring at the Issuer’s 2025 annual meeting of stockholders and Cynthia Paul as a Class II director of the Issuer with a term expiring at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). The Cooperation Agreement also provides that the Issuer will include Ms. Paul on its slate of nominees recommended by the Issuer for election at the 2023 Annual Meeting. Additionally, Mr. Mitchell was appointed to the Nominating and Corporate Governance Committee of the board of directors (the “Board”). Mr. Mitchell has submitted an irrevocable letter of resignation, effective at the 2024 annual meeting of stockholders (the “2024 Annual Meeting”), if the Issuer delivers notice to Indaba and Mr. Mitchell that it does not wish for him to continue as a director of the Board.

The Issuer has also agreed to adopt and take all necessary actions to seek the approval of an amendment to the Issuer’s Amended and Restated Certificate of Incorporation to declassify the structure of the Board, with the Board becoming fully declassified by the 2026 annual meeting of stockholders.

In connection with the Cooperation Agreement, the Issuer’s Board authorized the expansion of its previously announced $100 million capital return program by an incremental $25 million. Under the expanded $125 million authorization, the Issuer will return an additional $25 million to shareholders in the form of a special cash dividend, delivering in the aggregate a $50 million special cash dividend payable in the second fiscal quarter of 2023. The Issuer expects the remaining $75 million of capital return to be effected through a combination of an accelerated share repurchase (“ASR”) program and/or open market purchases, to be completed within the next 12 months, although to the extent the Issuer is unable to return the remaining $75 million through an ASR program or open market purchases by February 28, 2024, the Issuer has agreed, under the Cooperation Agreement, to return any such shortfall in the form of an additional special cash dividend of up to $25 million to be paid by March 31, 2024.

Pursuant to the Cooperation Agreement, Indaba has agreed, subject to certain exceptions, to customary voting and standstill provisions from the date of the Cooperation Agreement until the date pursuant to which stockholder nominations for director elections are permitted pursuant to the Issuer’s Amended and Restated Bylaws with respect to the Issuer’s 2024 Annual Meeting.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

5

CUSIP No. 68339B104

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented to add the following:

On March 11, 2023, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and incorporated by reference as Exhibit 99.1 hereto. The Cooperation Agreement is incorporated herein by reference.

Item 7.	Material to Be Filed As Exhibits

Item 7 of the Schedule 13D is hereby supplemented to add the following Exhibit:

Exhibit	Description

99.1	Cooperation Agreement, by and among ON24, Inc. and Indaba Capital Management, L.P., dated March 11, 2023 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 13, 2023).

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CUSIP No. 68339B104

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 13, 2023

INDABA CAPITAL MANAGEMENT, L.P.

By:	IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
	Name:	Derek C. Schrier
	Title:	Managing Member

IC GP, LLC

By:	/s/ Derek C. Schrier
	Name:	Derek C. Schrier
	Title:	Managing Member

/s/ Derek C. Schrier
DEREK C. SCHRIER

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